June 12, 2000



Statesec Incorporated
105 Carpenter Drive, Suite C
Sterling, Virginia  20164

Ladies and Gentlemen:

We have acted as counsel for Stratesec Incorporated, a Delaware corporation (the "Company"), in connection with the registration of certain shares under the Company's 1997 Stock Option Plan, pursuant to the Company's registration statement on Form S-8, of the securities being registered thereby (the "Securities"). Based upon our examination of such corporate records and other documents and such questions of law as we have deemed necessary and appropriate, we are of the opinion that the Securities have been duly authorized and are validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Dyer Ellis & Joseph PC